[CBOE HOLDINGS, INC. LETTERHEAD]

July 27, 2012

Mr. Daniel L. Gordon

Branch Chief

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0404

Re:                            CBOE Holdings, Inc.

Form 10-K for the fiscal year ended December 31, 2011

Filed February 28, 2012

File No. 001-34774

Dear Mr. Gordon:

On behalf of CBOE Holdings, Inc. (“CBOE” or the “Company”), we hereby respond to the comments provided by the Staff of the Securities and Exchange Commission (the “Commission”) in its letter dated July 13, 2012 (the “Comment Letter”).  For ease of reference, we have set forth your comment in bold below, with the Company’s response following the comment.

Form 10-K for the Year Ended December 31, 2011

As one of the largest options exchanges in the world and largest options exchange in the U.S., we may be at a greater risk for a cyber attack and other cyber security risks, page 24

1.                        With a view to disclosure, please provide us a brief description of the costs incurred in connection with the remediation of the February 2012 service attack, any other consequences to your business operations from this attack, including any related litigation, the extent of any insurance coverage, and the extent to which you expect to increase costs incurred on cyber security in future periods.

Response: On February 13, 2012, the Company experienced a Distributed Denial of Service (“DDOS”) attack.  There was very little impact on our business operations from this attack, which temporarily made some of our Internet-facing sites unavailable.  We have limited business conducted on our internet-accessible trading platforms.

The Company pays a monthly fee to a DDOS protection vendor.  Directly related to the February 2012 DDOS incident, CBOE incurred a de minimis charge.  The Company has also elected to increase the protection provided by the vendor at an additional amount that will not exceed $100,000 annually. Along with increased services from our vendor, the

Company has expanded monitoring of and staff attention to this threat, although there are no increased staff costs specifically tied to this incident.

There is currently no litigation associated with the February 2012 DDOS incident.

The Company did not have a cyber insurance policy at the time of this incident, but continues to evaluate whether CBOE should obtain this type of a policy.

The Company determined that this cyber incident did not represent a material event that is reasonably likely to have a material effect on the Company’s results of operations, liquidity or financial condition.

The Company will continue to assess its quarterly and annual disclosure obligations with respect to cyber security and cyber incidents.

14.           Commitments and Contingencies, page 71

2.                 For all of the loss contingencies discussed in this note, we have the following comments:

a.               ASC 450 requires a company to disclose the amount or range of reasonably possible loss, as that term is defined.  It does not appear that you have provided any quantitative information.  Please disclose this information in your next Form 10-Q and provide us with your proposed disclosure.

Response:  The Company has concluded that, under ASC 450, there is not a reasonable possibility that a loss or additional loss has been incurred as of the period covered by this report and, accordingly, thinks that it is not required to separately disclose ranges of amounts of possible losses.

Nevertheless, the Company will revise our disclosures in future filings in response to this comment. The following (updated to reflect current information) is our proposed disclosure (the “Proposed Disclosure”).  Changes are marked from the first paragraph of the Commitments and Contingencies footnote in our Form 10-K for the year ended December 31, 2011.

“As of June 30, 2012 ~~December 31, 2011~~, the end of the period covered by this report, the Company was subject to the various legal proceedings and claims discussed below, as well as certain other legal proceedings and claims that have not been fully resolved and that have arisen in the ordinary course of business.  ~~In the opinion of management, the ultimate resolution of any our current legal proceedings or claims is not expected to individually or in the aggregate materially affect our financial condition, results of operations or cash flows.~~

The Company reviews its legal proceedings and claims, regulatory reviews and inspections and other legal proceedings on an ongoing basis and follows appropriate accounting guidance when making accrual and disclosure decisions.  The Company establishes accruals for those contingencies where the incurrence of a loss is probable and can be reasonably estimated, and we disclose the amount accrued and the amount of a reasonably possible loss in excess of the amount accrued, if such disclosure is necessary for our financial statements to not be misleading.  The Company does not record liabilities when the likelihood that the liability has been incurred is probable, but the amount cannot be reasonably estimated, or when the liability is believed to be only reasonably possible or remote.  The Company’s assessment of whether a loss is reasonably possible or probable is based on its assessment of the ultimate outcome of the matter following all appeals.

Estimates of probable losses resulting from patent litigation involving the Company are inherently difficult to make, particularly when the Company’s view of the case is significantly different than that expressed by the plaintiff.  The Company has not recorded a liability related to damages in connection with these matters.

As of June 30, 2012, the Company does not think that there is a reasonable possibility that any material loss exceeding the amounts already recognized for these reviews, inspections or other legal proceedings, if any, has been incurred.  While the consequences of certain unresolved proceedings are not presently determinable, the outcome of any litigation is inherently uncertain and an adverse outcome from certain matters could have a material effect on our earnings in any given reporting period.  However, in the opinion of management, the ultimate liability is not expected to have a material effect on our financial position, liquidity or capital resources.”

If you conclude that you cannot estimate a range of reasonably possible losses on any of the matters, please disclose this fact in your next Form 10-Q in accordance with ASC 450.  In addition, for those matters for which you cannot estimate a range, please supplementally provide the following:

•                  An explanation of the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure.

Response:  See paragraph 2 of the Proposed Disclosure above for the proposed disclosure in the Company’s next Form 10-Q regarding estimating a range of reasonably possible losses.

At each reporting date, the Company updates its assessment of exposure on all outstanding legal contingencies based on the facts and information known as of that date. The process begins with senior financial reporting persons conferring with internal and, as needed, external counsel handling the matter to understand developments with respect to the matter.  In a period in which there has been a development with respect to any disclosed contingency, management, working with counsel, assesses whether the development provides the Company the ability to develop an estimate of a reasonably possible loss or range of losses.  For example, if there is a significant ruling in a legal proceeding or claims matter that renders the ultimate outcome of the matter clear or clearer, this could put us in a position in which we are able to make an estimate of reasonably possible loss.  Similarly, if we are presented with a damage claim or a settlement offer, this could put us in a position in which we are able to make an estimate of a reasonably possible loss or range of losses.

•                  The name of any case in which the plaintiff has requested in public filings a quantified amount of relief and the amount of such relief.  For each of these filings, please explain why a range of reasonably possible loss cannot be determined.

Response:  There are two litigation matters in which the plaintiff has requested a quantified amount of relief from the Company, the Realtime patent litigation and the ISE patent litigation.  Since the date of the Company’s most recent periodic filing, management has concluded that the Realtime matter is no longer material to the Company based on events that have occurred since the Company’s last periodic report.  The Company is continuing to monitor the progress of the Realtime matter and expects to update the disclosure relating to this matter in the Company’s next periodic filing.  In the ISE patent litigation, International Securities Exchange, LLC (“ISE”) has estimated that its alleged monetary damages, by the time of trial, will exceed $400 million (the “Requested Damages”).

The Company does not think that the Requested Damages involve anything more than guesswork and speculation, and, therefore, are not an appropriate basis or input for the Company’s publication of a number or range of numbers.  The Company would not have confidence in such numbers’ accuracy or predictive value.  See paragraph 3 of the Proposed Disclosure.  It is also the Company’s experience that damage amounts claimed in litigation against us are unreliable and unrelated to possible outcomes, with such claims typically asserted for their public relations value or for posturing in the case.  To disclose a range of possible losses based on the Requested Damages would require the publication of ranges so broad as to be meaningless and misleading. It is the Company’s position that its investors are better-informed about the ISE litigation through our current, carefully considered disclosures.

b.               Your statement that the “resolution” of a matter is not material is unclear.  For example, it is unclear whether this phrase suggests that the accrued amount is immaterial, the range of reasonably possible loss in excess of the amount accrued is immaterial, or something else.  Please clarify this phrase in your next Form 10-Q and provide us with your proposed disclosure.

Response: In response to the Staff’s comment, the Company will clarify this phrase in our next Form 10-Q.  See paragraph 4 of the Proposed Disclosure.

Signatures, page 82

3.                        In future Exchange Act periodic reports, please revise the signature page to include signatures for your principal executive officer, your principal financial officer, and your controller or principal accounting officer.

Response:  We confirm that, in future filings, we will revise the signature page to conform to Form 10-K, General Instructions D.(2)(a) and (b) and Form 10-Q General Instructions G. and will indicate each capacity in which each person signs the report.

As requested in the Comment Letter, the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or would like to discuss this response, please contact the undersigned at 312-786-5600.

Sincerely,

CBOE HOLDINGS, INC.

By:	/s/ Alan J. Dean
Executive Vice President, Chief Financial Officer
and Treasurer